Via facsimile: +1 (202) 772-9217 and EDGAR

September 19, 2005

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention:	Jim B. Rosenberg
Mail Stop 6010

	Re:	Espirito Santo Financial Group S. A.
Form 20-F for the Fiscal Year Ended December 31, 2004

Dear Mr. Rosenberg:

     We refer to your letter dated September 2, 2005, setting forth the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on our annual report on Form 20-F for the year ended December 31, 2004 (the “20-F”).

     Attached hereto please find our responses to the Staff’s comments. For the convenience of the Staff, the text of the comments is repeated in this letter in boldface type.

     We hereby acknowledge that

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Société anonyme/R.C. Luxembourg B 22 232
231, Val des Bons Malades
2121 Luxembourg-Kirchberg, Luxembourg

Item 17. Financial Statements, page 139

Notes to the Consolidated Financial Statements, page F-8

Note 36 – Reconciliation of Statutory and US Accounting Principles, page F-91

1.	Please clarify for us where and how you have provided the statement of cash flow or alternative disclosures required by Item 17(c)(2)(iii) of Form 20-F. In addition, please tell us whether your mandatory deposits with the Bank of Portugal would be included in cash and cash equivalents under US GAAP and, if so, how that is consistent with SFAS 95.

The consolidated statement of cash flow as required by Item 17(c)(2)(iii) of Form 20-F is included on pages F-5 and F-6. This consolidated statement of cash flows is presented on a basis consistent with International Accounting Standard No 7, using the indirect method. Additional disclosures regarding cash flows are also included on page 95 under Item 5. Operating and Financial Review and Prospects.

Although a net income and a shareholder’s equity reconciliation between local accounting principles and US GAAP is presented in note 36, no reconciliation of cash and cash equivalents is included as the US GAAP adjustments had no impact on the cash and cash equivalents generated by the Group in the years covered by the statement of cash flows.

Cash and cash equivalents presented in the consolidated statement of cash flows excludes mandatory deposits with the Bank of Portugal. Mandatory deposits with the Bank of Portugal are also not included in cash and cash equivalents under US GAAP.

Disclosure regarding cash and cash equivalents also is presented in note 3 of the notes to the consolidated financial statements. The cash and cash equivalents maturing within a period up to 3 months, as shown in the second table of note 3 (2004: Euros 5,526.9 millions and 2003: Euros 6,138.0 million), correspond to the total balance of cash and cash equivalents as shown on the consolidated statement of cash flows.

2.	For each of your accounting policies under your local GAAP discussed below, please tell us whether they are also appropriate under US GAAP. If so, please tell us the specific literature (by pronouncement and paragraph) that supports this. If not, please explain how you considered this in your reconciliation or why doing so was not necessary.

•	On page F-18, we noted that you provide for any unrealized losses and defer, as a liability, any unrealized gains on trading account securities where you estimate market values based on fair values or net asset values, as opposed to recognizing the unrealized gains and losses through income. In this regard, please also tell us whether these securities are within the scope of SFAS 115 and, if so, whether they are classified as trading or available-for-sale for US GAAP.

The accounting policy described on page F-18 corresponds to the local accounting policy which is applied by the Group in the preparation of the statutory accounts as required by the Bank of Portugal.

The amount of unrealized gains on trading securities that are deferred on the local balance sheet following this accounting policy, amounted to approximately Euro 0.4 million as at December 31, 2004.

For US GAAP purposes this amount was taken to income as these securities are classified as trading securities in accordance with SFAS 115. (The same classification was followed by the Group in the preparation of its IFRS balance sheet as at December 31, 2004.) The corresponding adjustment is included in note 36 b) Investment securities under the line Unrealized gain/ Impairment losses on available for sale securities not recognized under Portuguese GAAP, Other. It was not shown as a separate line item as it was not considered material for that purpose.

•	On page F-23, we noted that, in 2002, you recognized a short fall in the mathematical reserve relating to obligations to pay life pensions resulting from workmen’s compensation claims under retained earnings, as opposed to income.

The reference to the year 2002 on page F-23 is a typographical error. It should refer to the year 2001 and not 2002. In fact, reference to the year 2001 was correctly made in our annual report on Form 20-F for the fiscal year ended December 31, 2002 on page F-25 and our annual report on Form 20-F for the fiscal year ended December 31, 2001 on page F-20.

In accordance with the authorization of the Portuguese Insurance Institute, in 2001, the Group took a charge to retained earnings in the local accounts in the amount of Euro 15 million in relation to the shortfall of the mathematical reserves (non-life) for workers compensation. For US GAAP purposes, the estimated liability was fully provided for as a result of additional charges to income for US GAAP purposes of Euro 12.5 million in 2000 and Euro 2.5 million in 2001. Therefore, no amount was taken directly to retained earnings in 2001 for US GAAP purposes due to the charges to income in 2000 and 2001.

* * *

     Representatives of our company and our external auditor KPMG are available to consult with you or other members of the Staff should you or they wish to discuss any of the responses contained in this letter or any other matters relating to the 20-F. Please contact the undersigned at 011-351.21.350.1000 or Manuel Villas-Boas at 011-44.207.332.4350 with any comments or questions you may have.

Sincerely,

/s/ Ricardo Espírito Santo Salgado
Ricardo Espírito Santo Salgado

(Enclosure)

cc:	Oscar M. Young, Jr., Senior Accountant
(Securities and Exchange Commission)

Manuel Villas-Boas
Jean-Luc Schneider
(Espirito Santo Financial Group)

David F. Morrison
(Sullivan & Cromwell LLP)

Steve Gallotta
(KPMG)